BIRCH BRANCH, INC.
2525 Fifteenth Street
Suite 3H
Denver, CO 80211

Telephone (303) 480-5037
Facsimile (303) 480-5038

January 9, 2006

VIA FACSIMILE AND EDGAR

Mr. David H. Roberts, Esq.
United States Securities and Exchange Commission
100 F Street N.E.
Washington, DC 20549
Re:	Birch Branch, Inc.
Pre-Effective Amendment No. 4 to Registration Statement on Form SB-2
File No. 333-126654
Request for Acceleration of Effectiveness

Dear Mr. Roberts:

         On behalf of Birch Branch, Inc., (the "Company"), and pursuant to Rule 461 of Regulation C under the Securities Act of 1933, as amended, the Company hereby requests an acceleration of the effective date of its Registration Statement on Form SB-2 so that it will become effective at 10:00 a.m., Eastern Time, on Wednesday, January 11, 2006, or as soon thereafter as may be practicable.

         The Company acknowledges that:
*	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
*

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

*	the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

         Thank you very much for your consideration.
Sincerely,

/s/ Michael L. Schumacher
Michael L. Schumacher President